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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TURKCELL ILETISIM HIZMETLERI A.S.
(Name of Issuer)
Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)
900111204
(CUSIP Number)
Vladimir Lechtman
Jones Day
51 Louisiana Avenue, NW
Washington, DC 20001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	900111204	Page	2	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Cukurova Telecom Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		945,992,544.110

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		945,992,544.110

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	3	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Alfa Telecom Turkey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		945,992,544.110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		945,992,544.110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	4	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Alfa Finance Holdings S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		945,992,544.110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		945,992,544.110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	5	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	OOO “ALTIMO”

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		945,992,544.110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		945,992,544.110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D

CUSIP No.	900111204	Page	6	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Altimo Holdings & Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		945,992,544.110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		945,992,544.110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	7	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	CTF Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Gibraltar

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		945,992,544.110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		945,992,544.110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	8	of	21

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Crown Finance Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Liechtenstein

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		945,992,544.110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		945,992,544.110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	945,992,544.110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D	Page 9 of 21
Introductory Statement.
This Amendment No. 1 on Schedule 13D (this “Amendment”) relates to ordinary shares, nominal value TRY 1.000 per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, filed December 5, 2005 (the “Initial Statement”), by Cukurova Telecom Holdings, Alfa Telecom Turkey, Alfa Finance, CTF Holdings, and Crown Finance (each as defined below). Except as provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.
Item 1. Security and Issuer.
No change.
Item 2. Identity and Background
This Amendment is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Cukurova Telecom Holdings Limited;

(ii)	Alfa Telecom Turkey Limited;

(iii)	Alfa Finance Holdings S.A.;

(iv)	OOO “ALTIMO”;

(v)	Altimo Holdings & Investments Limited;

(vi)	CTF Holdings Limited; and

(vii)	Crown Finance Foundation.
The agreement between the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit A hereto.
The Reporting Persons
Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”) is a British Virgin Islands company, with its principal address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The principal business of Cukurova Telecom Holdings is to function as a holding company. Cukurova Telecom Holdings is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”) and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Cukurova Telecom Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D	Page 10 of 21
Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 22 Grand Rue, 2nd Floor, Luxembourg, L-1660. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of Alfa Telecom Turkey, and in such capacity, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
OOO “ALTIMO” (formerly known as OOO “Alfa Telecom”) (“Altimo Russia”) is a Russian company with its principal address at 21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992. The principal business of Altimo Russia is to manage telecom related investments of certain of its affiliates. Altimo Russia has entered into the Management Agreement (as defined, and further described, in Item 6 hereof) and as such may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Altimo Russia is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo Holdings”) is a British Virgin Islands company with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Altimo Holdings is to act as a holding company. Altimo Holdings is the sole shareholder of Altimo Russia, and in such capacity may be deemed to be the beneficial owner of the Shares held by Turkcell Holding by virtue of the Management Agreement. Current information regarding the identity and background of the directors and officers of Altimo Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance and Altimo Holdings. As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and Altimo Holdings and may therefore be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D	Page 11 of 21
The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons other than Cukurova Telecom Holdings. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
No changes.
Item 4. Purpose of Transaction
The third paragraph of Item 4, as included in the Initial Statement, is hereby deleted and replaced with the following:
Pursuant to the terms of the Subscription Agreement (as defined in the Initial Statement), the Cukurova Parties (as defined in the Initial Statement) have an obligation to take all steps necessary to ensure that two persons designated by Alfa Telecom Turkey are placed on the board of directors of Turkcell Holding, two persons designated by Alfa Telecom Turkey are placed on the board of directors of the Issuer, and a further person designated jointly by Alfa Telecom Turkey and the Cukurova Parties is placed on the board of directors of the Issuer. Subsequent to the date of the Initial Statement, and as designated by Alfa Telecom Turkey, Messrs. Leonid Reznikovich and Oleg Malis were elected to the board of directors of Turkcell Holding and Messrs. Oleg Malis and Alexey Khudyakov were elected to the board of directors of the Issuer. Additionally, subsequent to the date of the Initial Statement, Mr. Colin Williams was elected to the board of directors of the Issuer as jointly designated by Alfa Telecom Turkey and the Cukurova Parties. As directors of Turkcell Holding and the Issuer, these directors may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, as a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby deleted in its entirety and replaced with the following:
The information set forth in Item 2 and Item 6 hereof is hereby incorporated by reference into this Item 5.

SCHEDULE 13D	Page 12 of 21
(a) (i) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and each of the Reporting Persons other than Cukurova Telecom Holdings may be deemed the beneficial owner of the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined in Item 6 of the Initial Statement). Turkcell Holding is the beneficial owner of the 945,992,544.110 Shares held by it, representing 51.0% of the issued and outstanding share capital of the Issuer.
(ii) Alfa Telecom Turkey, Cukurova Telecom Holdings, and Cukurova Finance International (as defined in the Initial Statement) have entered into a Shareholders Agreement with respect to Alfa Telecom Turkey’s and Cukurova Finance International’s ownership interests in Cukurova Telecom Holdings, as described in Item 6 of the Initial Statement, which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Alfa Telecom Turkey and/or Cukurova Finance International hold Shares, other than those Shares held indirectly by Cukurova Telecom Holdings, Alfa Telecom Turkey or Cukurova Finance International, as applicable, will procure that such Shares are voted as agreed between Alfa Telecom Turkey and Cukurova Finance International at the board of directors of Cukurova Telecom Holdings. As a result, the Reporting Persons may be deemed to be part of a group with Cukurova Finance International within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Cukurova Finance International, its 100% owner Cukurova Holding A.S. (“Cukurova Holding”), or any of their affiliates, for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge and according to a statement on Schedule 13D filed by, among other persons, the Cukurova Parties, on December 5, 2005, the Cukurova Parties may be deemed to beneficially own the Shares held by Turkcell Holding and may in addition be deemed to beneficially own 250,415,403.684 Shares (representing 13.50% of the issued and outstanding Shares) held by Cukurova Holding or its affiliated companies, other than those Shares held by Turkcell Holding. The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by Cukurova Finance International, Cukurova Holding, or any of their affiliated companies (other than Turkcell Holding).
To the best of the Reporting Persons’ knowledge, except for the Reporting Persons and Turkcell Holding, and other than as noted in Annex A hereto, none of the persons named in Item 2 beneficially owns any Shares.

SCHEDULE 13D	Page 13 of 21
(b) As described in Item 6 of the Initial Statement, which is incorporated by reference into this Item 5, Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, each of the Reporting Persons other than Cukurova Telecom Holdings may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. The Reporting Persons other than Cukurova Telecom Holdings share such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement (as defined in the Initial Statement). The Reporting Persons do not know, or have reason to know, the information required by Item 2 with respect to Cukurova Finance International, its 100% owner Cukurova Holding, or any of their affiliates that may be deemed to share such power with the Reporting Persons. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by such entities for information required by Item 2.
To the best of the Reporting Persons’ knowledge, other than the Reporting Persons and other than as noted in Annex A hereto, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares.
(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
(d) According to a review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Item 6 is supplementally amended as follows: On June 15, 2006, Alfa Telecom Turkey and Altimo Russia entered into a management agreement, as amended by Addendum No. 1 on June 19, 2006 (the “Management Agreement”), whereby Alfa Telecom Turkey engaged the services of Altimo Russia for the purpose of managing certain aspects of Alfa Telecom Turkey’s direct investment in Cukurova Telecom Holdings and indirect investment in the Issuer. A copy of the Management Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description of the Management Agreement does not purport to be complete and is qualified in its entirety by the terms of the Management Agreement, which are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 14 of 21
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

CUKUROVA TELECOM HOLDINGS LIMITED

August 14, 2006
Date

/s/ Oleg Malis
Signature

Oleg Malis, Director
Name/Title

ALFA TELECOM TURKEY LIMITED

August 14, 2006
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

August 14, 2006
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 15 of 21

OOO “ALTIMO”

August 14, 2006
Date

/s/ Alexey Gavrilov
Signature

Alexey Gavrilov, Attorney-in-fact
Name/Title

ALTIMO HOLDINGS & INVESTMENTS LIMITED

August 14, 2006
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CTF HOLDINGS LIMITED

August 14, 2006
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

August 14, 2006
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 16 of 21
ANNEX A
Directors and Officers of Cukurova Telecom Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Leonid Reznikovich Director (Russia)	Chief Executive Officer – Altimo	Savvinskaya Nab. 11 119435 Moscow, Russia

Oleg Malis Director (Russia)	Senior Vice President, Asset Management – Altimo	Savvinskaya Nab. 11 119435 Moscow, Russia

Mehmet Emin Karamehmet Director (Turkey)	Chairman of Cukurova Holding A.S.	Büyükdere Cad. Yapi Kredi Plaza A Blok K:15 34330 Levent, Istanbul, Turkey

Osman Berkmen Director (Turkey)	Member of the Board of Directors of BMC Sanayi ve Ticaret A.S.	Büyükdere Cad. Yapi Kredi Plaza A Blok K:15 34330 Levent, Istanbul, Turkey

Hikmet Yasmin Cetinalp Director (Turkey)	Auditor of Cukurova Holding A.S.	Büyükdere Cad. Yapi Kredi Plaza A Blok K:15 34330 Levent, Istanbul, Turkey
Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian Director (Russia)	Director of headquarters/ Secretary of executive board- Alfa Finance Holdings S.A.	22 Grand Rue, 2nd Floor L-1660 Luxembourg
Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

SCHEDULE 13D	Page 17 of 21

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

David Gould Director (United States)	Deputy Director of Corporate Development, Finance and Control for CTF Holdings Limited	6 Sechenovskiy Pereulok, Building 3, Floor 3 119034 Moscow, Russia

Alexander Knaster Director (United States)	Chief Executive Officer – Pamplona Capital Management	25 Park Lane London W1K 1RA, U.K.

Andrey Kosogov Director (Russia)	First Deputy Chairman of the Executive Board of Directors of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Pavel Nazarian Officer — Director of headquarters/ Secretary of executive board (Russia)	Director of headquarters/ Secretary of executive board of Alfa Finance Holdings S.A.	22 Grand Rue, 2nd Floor Luxembourg, L-1660

Aleksandr Tolchinsky Director (United States)	Member of the Board of Directors – Alfa Finance Holdings A.S.	12 Acad. Sakharov Prospect 107078, Moscow, Russia
Directors and Officers of OOO “ALTIMO”

Name/Title/Citizenship	Principal Occupation	Business Address
Anna Severinova General Director (Russia)	General Director– OOO “ALTIMO”	21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992

Svetlana Grigoryeva Chief Accountant (Russia)	Chief Accountant – OOO “ALTIMO”	21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992

Alexey Gavrilov Acting General Director (Russia)	Acting General Director – OOO “ALTIMO”	21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992

SCHEDULE 13D	Page 18 of 21
Directors and Officers of Altimo Holdings & Investments Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Leonid Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

SCHEDULE 13D	Page 19 of 21

Dr. Norbert Seeger Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein
Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan Director (Russia)	Executive Director, TNK-BP Management	1, Arbat Street, 119019 Moscow, Russia

Lev Khasis Director (Russia)	Chief Executive Officer, Pyaterochka Holding N.V.	3 Red Square, 109012 Moscow, Russia

Alexander Kosiyanenko Director (Russia)	Chief Executive Officer, JSC Perekrestok	14817 Moscow Region, District of Mytischy, Paveltsevo Village, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034, Moscow, Russia

Leonid Reznikovich Director (Russia)	Chief Executive Officer – Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

SCHEDULE 13D	Page 20 of 21

Alexander Savin, Director (Russia)	Chief Executive Officer – Alfa Eco LLC	12 Krasnopresnenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia
Beneficial Ownership of Persons Named in this Annex A:
Mehmet Emin Karamehmet, a director of Cukurova Telecom Holdings may be deemed to be the beneficial owner of 250,415,403.684 Shares held by Cukurova Holding and various of its affiliates by virtue of his control over Cukurova Holding and such affiliates.

SCHEDULE 13 D
EXHIBIT INDEX
Exhibit A Joint Filing Agreement, dated as of August 14, 2006, by and among Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation.
Exhibit B Management Agreement, dated June 15, 2006, as amended by Addendum No. 1 on June 19, 2006, by and among Alfa Telecom Turkey Limited and OOO “ALTIMO”.
Exhibit C A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this Amendment No. 1 on behalf of Alfa Finance Holdings S.A., incorporated herein by reference to Exhibit B to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 5, 2005.
Exhibit D A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment No. 1 on behalf of Crown Finance Foundation.
Exhibit E A conformed copy of the Power of Attorney authorizing Alexey Gavrilov to sign this Amendment No. 1 on behalf of OOO “ALTIMO”.